Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(March 31, 2012 and 2011)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	March 31, 2012	December 31, 2011

Assets
Current assets
Cash and cash equivalents		$65,735	$55,959
Advances and receivables		8,713	6,335
Inventories and stockpiled ore	6	21,062	7,341
		95,510	69,635
Non-current assets
Available for sale financial assets and warrant investments	7	2,506	3,871
Investments in associates	8	14,128	15,291
Restricted cash		5,654	5,654
Mining interests	9	929,978	939,548
		$1,047,776	$1,033,999

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$33,261	$34,355
Current portion of finance lease obligations		7,910	7,787
		41,171	42,142
Non-current liabilities
Revolving credit facility	10	48,737	49,564
Finance lease obligations		4,765	6,806
Share-based liabilities		219	154
Environmental rehabilitation provision		4,770	4,357
Deferred mining taxes	11	2,148	2,148
		60,639	63,029

Equity	12
Share capital		1,007,313	992,318
Reserves		22,440	17,344
Deficit		(83,787)	(80,834)
		945,966	928,828
		$1,047,776	$1,033,999

Subsequent events note 16

See accompanying notes to condensed consolidated interim financial statements

Approved by the Board

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts, unaudited)

For the three months ended March 31,	Note	2012	2011

Revenue	3	$24,563	$19,867
Production costs	3,12(a)	(15,310)	(8,935)
Depletion and depreciation		(7,992)	(4,895)
Earnings from mine operations		1,261	6,037

Expenses
General and administrative	12(a)	(3,335)	(4,818)
Exploration	12(a)	(877)	(1,724)
Loss before the undernoted		(2,951)	(505)
Other income, net	4	1,137	1,073
Share of (loss) income of investments in associates	8	(1,163)	1,352
(Loss) earnings before finance items and taxes		(2,977)	1,920

Finance items	5
Finance income		115	293
Finance expense		(91)	(217)
(Loss) earnings before taxes		(2,953)	1,996
Deferred mining tax recovery		—	237
Net (loss) earnings		$(2,953)	$2,233
Other comprehensive income:

Exchange differences on translation of foreign operations		4,911	1,006
Unrealized (loss) gain on available for sale investments, net of tax		(1,168)	634
Comprehensive income		$790	$3,873
Net (loss) earnings per share
Basic	12(b)	$(0.01)	$0.01
Diluted		$(0.01)	$0.01

Weighted average number of common shares outstanding
Basic		403,645	380,840
Diluted		403,645	384,621

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

For the three months ended March 31,	Note	2012	2011

Operating Activities

Net loss		$(2,953)	$2,233
Depletion and depreciation		8,029	4,895
Share-based payments expense		1,089	1,737
Share of loss of investments in associates		1,163	(1,352)
Other income, net		(1,137)	(1,073)
Finance income		(115)	(296)
Interest received		62	296
Deferred mining tax provision		—	(237)
Finance costs		91	116
Interest paid		(862)	(100)
Loss on sale of equipment		—	12
Change in non-cash operating working capital		(8,452)	7,838

Net cash (used in) provided by operating activities		(3,085)	14,069

Investing Activities

Additions to mining interests, net of pre-production sales		(35,246)	(17,399)
Proceeds from sale of available for sale investment	7	720	—
Investment in associates		—	(5,385)
Proceeds from sale of equipment		—	572

Net cash used in investing activities		(34,526)	(22,212)

Financing Activities

Proceeds from sale of royalty interest, net of fees	9	34,704	—
Payment of finance lease obligations		(2,060)	(1,756)
Common shares issued for cash (net of share issue costs)	9	14,970	4,770
Exercise of stock options and warrants		19	1,024

Net cash provided by financing activities		47,633	4,038

Impact of foreign exchange on cash balances		(245)	—

Increase (decrease) in cash and cash equivalents during the period		9,777	(4,105)
Cash and cash equivalents at beginning of year		55,959	92,232
Cash and cash equivalents at end of period		$65,735	$88,127

Supplemental cash flow information note 13

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

		Share capital		Reserves
	Note	Shares (‘000s)	Amount	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Equity
At January 1, 2012		400,169	$992,318	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Share based payments	12(a(ii))	—	—	—	1,359	—	—	—	1,359
Stock-options exercised, including transfer from contributed surplus of $7		23	25	—	(6)	—	—	—	19
Shares issued as part of mining property agreements (net of share issue costs of $30)	9	10,051	14,970	—	—	—	—	—	14,970
Net loss		—	—	—	—	—	—	(2,953)	(2,953)
Other comprehensive income (loss), net of tax		—	—	—	—	4,911	(1,168)	—	3,743
Total comprehensive income						4,911	(1,168)	(2,953)	790
At March 31, 2012		410,243	$1,007,313	$2,469	$22,896	$(2,768)	$(157)	$(83,787)	$945,966

	Share capital		Reserves
	Shares (‘000s)	Amount	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation	Deficit	Equity
At January 1, 2011	379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139
Public offering, net of share issue costs	944	3,427	—	—	—	—	—	3,427
Stock options exercised including transfer from contributed surplus of $917	644	1,941	—	(917)	—	—	—	1,024
Shares issued as part of mining property agreements, net of share issue costs	3,806	15,361	—	—	—	—	—	15,361
Share based payments			—	2,637	—	—	—	2,637
Net earnings	—	—	—	—	—	—	2,233	2,233
Other comprehensive income, net of tax	—	—	—	—	1,006	634	—	1,640
Total comprehensive income					1,006	634	2,233	3,873
At March 31, 2011	384,401	$956,595	$2,444	$16,547	$1,902	$1,697	$(67,724)	$911,461

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

1.        DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and NYSE Amex stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec and Mexico (the latter optioned to a third party). The Company is in commercial production effective January 1, 2011 at its Timmins West Mine (of which Timmins Deposit was in commercial production effective January 1, 2011 and the Thunder Creek Deposit effective January 1, 2012); the Company is in commercial production at its Bell Creek Mine effective January 1, 2012.

2.        BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRICs”) as issued by the International Accounting Standards Board (“IASB”), and effective for the period ended March 31, 2012.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the IASB, and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2011. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2011 annual consolidated financial statements and the notes thereto.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in Note 3 of the 2011 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in note 4 of the 2011 annual consolidated financial statements.

3.              PRODUCTION COSTS

Revenue and production costs for the three months ended March 31, 2012 include revenue and  production costs for the Timmins West Mine and Bell Creek Mine (2011 revenue and production costs include revenue and costs only for the Timmins Deposit of the Timmins West Mine); the Thunder Creek Deposit of the Timmins West Mine and Bell Creek Mine are in commercial production effective January 1, 2012; prior to this all expenditures related to Thunder Creek Deposit and Bell Creek Mine were capitalized.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Three months ended March 31,	2012	2011
Raw materials and consumables	$6,609	$2,854
Salaries and employee benefits	6,711	2,913
Contractors	7,081	2,121
Change in inventories	(6,101)	496
Share based payments	194	468
Other	816	83
	$15,310	$8,935

4.        OTHER INCOME

Three months ended March 31,	2012	2011

Gain on sale of available for sale investments	$584	$0
Premium on issuance of flow through common shares	—	828
Unrealized (loss) gain on warrants note 7	(60)	245
Foreign exchange gain, net	613	—
Other income, net	$1,137	$1,073

The Company realized a gain of $584 in the first quarter of 2012 from the sale of one of its available for sale investments; $749 was transferred from accumulated other comprehensive income to income (loss), representing accumulated gain on the investment from date of acquisition to December 31, 2011.

During the three months ended March 31, 2011, $828 was transferred from deferred premium on flow through shares to other income, representing the premium for flow-through funds spent during the period.

Foreign exchange gain of $613, includes $975 unrealized gain from the translation of the US$50,000 revolving credit facility.

5.        FINANCE INCOME AND FINANCE EXPENSE

Three months ended March 31,	2012	2011

Interest income on bank deposits	$115	$293
Finance income	$115	$293

Interest expense	$(77)	$(201)
Unwinding of the discount on environmental rehabilitation provision	(14)	(16)
Total finance expense	$(91)	$(217)

Net finance items	$24	$76

6.        INVENTORIES AND STOCKPILED ORE

As at	March 31, 2012	December 31, 2011
Bullion	$4,421	$1,729
Gold in circuit	7,324	1,135
Stockpile ore	5,737	594
Materials and supplies inventory	3,580	3,883
	$21,062	$7,341

Effective January 1, 2012, the Company declared commercial production at the Thunder Creek Deposit of the Timmins West Mine and at its Bell Creek Mine and transferred $5,270 from mining interests to inventories and stockpile ore (gold in circuit and stockpile ore). Effective January 1, 2011, upon declaring commercial production at the Timmins Deposit of the Timmins West Mine, the Company transferred

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

$6,169 and $2,513, respectively, of ore inventories (gold in circuit and stockpile ore) and materials and supplies inventory from mining assets to inventories and stockpile ore.

The cost of inventories and stockpile ore recognized as an expense during the three months ended March 31, 2012 is $15,310 (2011, $8,935). There were no write downs or reversals of write downs of inventory to net realizable value during the three months ended March 31, 2012 and 2011. The revolving credit facility (note 10) has security over the Company’s material mining interests and inventory.

7.        AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at	March 31, 2012	December 31, 2011

Available for sale investments	$2,152	$3,457
Warrant investments	354	414
	$2,506	$3,871

The Company holds available for sale investments in certain public companies. During the three months ended March 31, 2012, the Company recorded $420 (2011, $725) of unrealized loss before tax in other comprehensive income, representing the change in the market value of its available for sale investments during the period. Also during the three months ended March 31, 2012, the Company sold one of its available for sale investments for $720 and recorded a realized gain of $584 on the statement of earnings (gain of $749 transferred from other comprehensive income to the statement of earnings, partially offset by $165 unrealized loss which reduced the available for sale investment balance).

The Company holds warrants investments in certain public companies. During the three months ended March 31, 2012, the Company recorded $60 of unrealized loss on its warrants investments (2011, $245).

8.        INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	March 31, 2012			December 31, 2011
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$12,315	$12,581	24.20%	$13,103	$13,030	24.22%
RT Minerals Corp.	183	760	27.12%	561	1,710	27.21%
Golden Share Mining Corporation	1,630	1,627	19.97%	1,627	1,627	19.94%
	$14,128			$15,291

During the three months ended March 31, 2012, the Company recorded a loss of $1,163 (2011, $128), representing the Company’s share on losses of its equity investments; during the three months ended March 31 2011, the Company recorded $1,480 of dilution gain on its investment in Northern Superior Resources Inc.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

9.        MINING INTERESTS

Period ended March 31, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,027	$611,899	$839,926	$138,200	$978,126
Additions	23,350	2,477	25,827	1,240	27,067
Construction in progress	—	—	—	16,579	16,579
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Transfer to inventories note 6	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	—	399	399	—	399
Franco-Nevada transaction	(34,704)	—	(34,704)	—	(34,704)
Foreign exchange	—	4,831	4,831	—	4,831
Cost at March 31, 2012	$583,885	$240,418	$824,303	$156,019	$980,322
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$0	$10,173	$28,405	$38,578
Depreciation	—	—	—	3,693	3,693
Depletion	8,073	—	8,073	—	8,073
Accumulated depreciation and depletion at March 31, 2012	$18,246	$0	$18,246	$32,098	$50,344
Carrying amount at March 31, 2012	$565,639	$240,418	$806,057	$123,921	$929,978

Year ended December 31, 2011	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2011	$247,727	$517,218	$764,945	$64,843	$829,788
Acquisitions	1,685	48,937	50,622	—	50,622
Additions	41,903	119,500	161,403	11,044	172,447
Construction in progress	—	—	—	24,540	24,540
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(57,512)	(74,068)	—	(74,068)
Transfer to inventories note 6	(8,683)	—	(8,683)	—	(8,683)
Change in estimate and discount rate (environmental rehabilitation assets)	629	128	757	—	757
Revolution transaction	—	(5,709)	(5,709)		(5,709)
Write off / Disposals	—	(2,229)	(2,229)	(905)	(3,134)
Foreign exchange	—	(8,434)	(8,434)	—	(8,434)
Cost at December 31, 2011	$228,027	$611,899	$839,926	$138,200	$978,126
Accumulated depreciation and depletion
At January 1, 2011	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	16,474	16,474
Depletion	10,173	—	10,173	—	10,173
Accumulated depreciation and depletion at December 31, 2011	$10,173	$0	$10,173	$28,405	$38,578
Carrying amount at December 31, 2011	$217,854	$611,899	$829,753	$109,795	$939,548

On March 7, 2012, the Company received US$35,000 ($34,976) and $15,000 from Franco-Nevada Corporation (“Franco-Nevada”) as consideration, respectively for the Company granting to Franco-Nevada a 2.25% Net Smelter Return (“NSR”) royalty on the sale of minerals from the Company’s Timmins West Mine and surrounding properties and issuing 10,050,591 common shares of the Company. The Company incurred costs of $271 in relation to the transaction; the Company reduced the carrying value of the Timmins West Mine by $34,704 at the date of transaction.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Effective January 1, 2012, upon declaring commercial production on the Thunder Creek Deposit and Bell Creek Mine, the Company transferred $379,188 from non-depletable assets to depletable assets; effective January 1, 2011, upon declaring commercial production on the Timmins Deposit, the Company transferred $209,048 and $38,678, respectively, from non-depletable assets to depletable assets and plant and equipment. During the three months ended March 31, 2012, the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production on January 1, 2012 ($74,068 recorded during year ended December 31, 2011, representing sales of bullion from the non-commercially producing mines).

The amortization of plant and equipment used in the exploration and development activities of non-depletable (not in commercial production) mining properties is capitalized to the specific property ($1,082 for the three months ended March 31, 2012; $2,320 for same period in 2011).

10.       REVOLVING CREDIT FACILITY

On February 28, 2011, the Company finalized a US$50,000 three-year, corporate revolving credit facility with UniCredit Bank AG (“UniCredit) secured over the material assets of the Company. The interest rate on the facility is based on a 90 day LIBOR plus an applicable rate of between 3.5% to 4.5% based on specific EBITDA/Debt ratios. The Facility was subject to a 2.5% one-time structuring fee and also includes a 1.5% per annum commitment fee on undrawn amounts.

The Company has drawn the full US$50,000 or $49,875 (US$50,000 or $50,850 as at December 31, 2011). The structuring fee and transaction costs of $1,779 are deferred ($1,138 netted against drawn amount of the Facility at March 31, 2012 and $1,286 at December 31, 2011) and amortized over the term of the agreement ($148 amortized for the three months ended March 31, 2012; $Nil for the same period in 2011).

The interest rate on the Facility for the three months ended March 31, 2012 was 3.9%.  The Company recorded $975 of unrealized foreign exchange gain related to the Facility during the three months ended March 31, 2012 ($Nil in 2011).

Borrowing costs related to the Facility (which include interest expense on the amount drawn, standby fee for the periods and amortization of deferred transaction costs) totaling $777 for the three months ended March 31, 2012 are capitalized in mining interests ($Nil for the same period in 2011).

11.       DEFERRED MINING TAXES

The Company is in a net deferred income tax asset position as at March 31, 2012 and 2011, and has recognized the benefit of the deferred income tax assets to the extent they offset the deferred income tax liabilities; the remaining deferred tax assets are not recognized as the Company does not have a history of earnings.

During the three months ended March 31, 2012, the Company recorded $Nil of deferred Ontario mining tax provision (2011, $148).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

12.       EQUITY

a)              Reserves

i)               Share Options

As at March 31, 2012, the Company had 19,709,752 options outstanding of which 9,574,519 are exercisable. Movements in share options during the three months ended March 31, 2012 and 2011 were as follows:

	March 31, 2012		March 31, 2011
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	20,187,752	$2.75	19,939,519	$2.86
Granted	42,000	$1.24	21,000	$3.84
Exercised	(23,000)	$0.80	(644,417)	$1.59
Forfeited	(497,000)	$2.89	(716,000)	$3.74
Outstanding, end of period	19,709,752	$2.75	18,600,102	$2.87
Exercisable, end of period	9,574,519	$0.82	6,038,101	$1.74

The Company granted 42,000 stock options to its employees during the three months ended March 31, 2012 which vest over a period of 3 years, are exercisable at $1.24 per option, expire in 2017, and have a total fair value of $21. The fair value of stock options granted during the three months ended March 31 2012 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 63%, based on past history, a risk-free interest rate of 1.0%, dividend rate of $Nil and expected time to  exercise of 3.5 years.

ii)                                   Share-based payment expense

Share based payment recognized is allocated to production costs (options granted to commercially producing mines employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $308 of share-based payments for the three months ended March 31, 2012 (same period in 2011, $900).

The allocation on the condensed consolidated statement of comprehensive income (loss) for the three month periods ended March 31, 2012 and 2011 is as follows:

Three months ended March 31,	2012	2011

Production costs	$194	$468
General and administrative	818	1,182
Exploration	39	87
Total share-based payments	$1,051	$1,737

b)              Basic and diluted (loss) earnings per share

The impact of the outstanding options and warrants for the three months ended March 31, 2012 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted (loss) earnings per share for the three months ended March 31, 2012 and 2011 is calculated as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Three months ended March 31,	2012	2011

Net loss (earnings) for the year	$(2,953)	$2,233
Weighted average basic number of common shares outstanding (in ‘000s)	403,645	380,840
Basic loss per share	$(0.01)	$0.01

Weighted average diluted number of common shares outstanding (in ‘000s)	403,645	384,621
Diluted loss per share	$(0.01)	$0.01

The diluted weighted average number of shares outstanding as at March 31, 2012 and 2011 is as follows:

Three months ended March 31,	2012	2011
Weighted average commons share outstanding	403,645	380,840
Incremental shares-share options	—	3,379
Incremental shares-warrants	—	402

Weighted average diluted number of common shares outstanding	403,645	384,621

13.       SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31,	2012	2011

Change in operating working capital
Increase in advances and receivables	$(1,268)	$(70)
(Increase) decrease in inventory	(6,378)	1,319
(Decrease) increase in accounts payable and accrued liabilities	(806)	6,589
	$(8,452)	$7,838

Cash and cash equivalents at March 31 consist of:
Cash	$52,568	$19,369
Short term investments	13,167	68,758
	$65,735	$88,127

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	Three months ended March 31,
Non-cash investing and financing activities	2012	2011

Mining interests
Increase (reduction) in working capital related to mining interests	$(1,039)	$(11,527)
Shares issued as part of mining property agreements	—	15,403
Transfers to inventories and stockpiled ore upon commercial production	(5,270)	(8,795)
Stock options capitalized	308	900
Translation of foreign operations	4,831	1,006
Additions on capital lease assets	—	906
Changes in mine closure assets	399	(249)
Non cash interest capitalized	148	163
	$(623)	$(2,193)
Share Capital
Transfer of amounts from contributed surplus	18	917
Shares issued for mining properties	—	15,403
Premium on flow through shares issuances	—	(1,382)
	$18	$14,938

14.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of earnings (loss) of its equity investments; corporate finance income, net, includes bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Three months ended March 31, 2012	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$24,563	$0	$0	$24,563
Earnings from mine operations	1,261	—	—	$1,261
Expenses
General and administrative	—	—	(3,335)	(3,335)
Exploration	—	(877)	—	(877)
Earnings (loss) before the undernoted	1,261	(877)	(3,335)	(2,951)

Other income (expense)	—	—	1,137	1,137
Share of loss of investments in associates	—	—	(1,163)	(1,163)
Earnings (loss) before finance items and taxes	1,261	(877)	(3,361)	(2,977)
Finance income (net)	—	—	24	24
Loss before taxes	1,261	(877)	(3,337)	(2,953)
Deferred mining tax provision	—	—	—	—
Net loss	$1,261	$(877)	$(3,337)	$(2,953)
Total assets	$708,012	$241,946	$97,817	$1,047,776

Expenditures on mining interests	$39,504	$2,448	$0	$41,952
Pre-production revenue	$(6,706)	$0	$0	$(6,706)
Revolving credit facility	$0	$0	$48,737	$48,737
Finance lease obligations	12,675	$0	$0	$12,675
Enviromental rehabilitation provision	$4,470	$300	$0	$4,770

* Mining operations include activities on the Company’s Timmins Deposit from January 1, 2011, and Thunder Creek Deposit and Bell Creek Mine from January 1, 2012, respective effective date of commercial production.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of income (loss)) as well as properties capitalized as per the Company’s policy (other than the properties which are in commercial production as discussed above).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Three months ended March 31, 2011	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$19,867	$0	$0	$19,867
Earnings from mine operations	6,037	—	—	6,037
Expenses	—
General and administrative			(4,818)	(4,818)
Exploration			(1,724)	(1,724)
Loss before the undernoted	6,037	—	(6,542)	(505)
Other income (expense)	—	—	1,073	1,073
Share of loss of investments in associates	—	—	1,352	1,352
Loss before finance items and taxes	6,037	—	(4,117)	1,920
Finance income (net)	—	—	76	76
Loss before taxes	6,037	—	(4,041)	1,996
Deferred mining tax provision	—	—	237	237
Net loss	$6,037	$0	$(3,804)	$2,233
As at and for the year ended December 31, 2011
Total assets	$323,651	$629,443	$80,905	$1,033,999
Expenditures on mining interests	$31,374	$68,066	$0	$99,440
Pre-production revenue	$(16,556)	$(57,512)	$0	$(74,068)

Revolving credit facility	$0	$0	$49,564	$49,564
Finance lease obligations	$8,222	$6,371	$0	$14,593
Enviromental rehabilitation provision	$3,326	$1,031	$0	$4,357

The Company’s geographic segment information as at March 31, 2012 and December 31, 2011 is as follows:

As at	March 31, 2012	December 31, 2011
Mining interests
Canada	$855,039	$869,440
Mexico	74,939	70,108
	$929,978	$939,548

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

15.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at March 31, 2012 and December 31, 2011 are as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	March 31, 2012	December 31, 2011
Financial Assets
At fair value through profit or loss
Cash equivalents	$13,167	$13,122
Restricted cash	5,654	5,654
Warrant investments	354	414
	$19,175	$19,190

Loans and receivable, measured at amortized cost
Advances and receivables	$6,929	$5,611

Available-for-sale, measured at fair value
Investments in public companies	$2,152	$3,457

Financial Liabilities
Other financial liabilities, measured at fair value
Share-based liabilities	$219	$154

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$33,261	$34,355
Revolving credit facility	$48,737	$49,564

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash equivalents, restricted cash, advances and receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	March 31, 2012	December 31, 2011
As at	Level 1	Level 1

Cash equivalents	$13,167	$13,122
Investments in public companies	$2,152	$3,457
Restricted cash	$5,654	$5,654

	Level 2	Level 2

Share-based liabilities	$219	$154
Warrant investments	$354	$414

The Company does not have Level 3 input financial instruments.

16.       SUBSEQUENT EVENTS

On April 4, 2012, the Company entered into an agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000. The Facility involves two components, a

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

$35,000 gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000. The Standby Line matures on December 31, 2014.

Under the terms of the Gold Loan, the Company will receive $35,000 from Sprott upon closing; the loan will be repaid through monthly cash payments, starting on January 31, 2013 with the final payment on May 31, 2015; the amount of cash payments will be linked to the gold price on the day prior to the closing of the transaction. In consideration for entering into the Gold Loan, the Company will grant Sprott 5,000,000 common share purchase warrants (the “Gold Loan Warrants”). Each of the Gold Loan Warrants will entitle Sprott to acquire one common share in the Company for a period of 60 months at an exercise price of $1.30 per share.

The Standby Line will be for a maximum principal amount of $35,000 at an interest rate of 9.75%, compounded monthly. The Standby Line will be made available through two drawdowns with a minimum amount for each drawdown of $10,000. A drawdown fee of 2% will be charged on the principal amounts drawn. Drawdowns will be available upon closing until March 31, 2013. On December 31, 2013, the Company will pay a fee (the “rollover” fee) representing 4% of the then outstanding principal amount to extend the drawdown period for an additional year. Both the drawdown and rollover fees can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

In consideration for entering into the Standby Line, the Company will grant Sprott 8,000,000 common share purchase warrants (the “Standby Line Warrants”). The Standby Line Warrants have the same terms and entitlements as the Gold Loan Warrants.

Closing of the Facility is subject to certain terms and conditions, including the completion of definitive creditor and inter-credit agreements and approvals, the completion of due diligence and the receipt of all applicable stock exchange and regulatory approvals.